

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2012

Via E-mail
Mr. Dennis R. Vigneau
Senior Vice President and Chief Financial Officer
Kemper Corporation
One East Wacker Drive
Chicago, IL 60601

Re: Kemper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-18298

Dear Mr. Vigneau:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to the Condensed Consolidated Financial Statements
Note 9. Shareholder's Equity, page 87

Please provide us proposed disclosure to be included in future periodic reports that addresses the following:
- Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements as required by ASC 944-505-50-1b;
- With respect to your dividend restrictions, please revise to comply Rule 4-08(e)(1) of Regulation S-X to disclose the amount of retained earnings or net income that is restricted or free of restrictions for the payment of dividends by Kemper Corporation to its stockholders; and
- Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year, or otherwise tell how your disclosure complies with Rule 4-08(e)(3)(ii) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant